Terms of new or amended securities

The AHA Investment Funds, Inc. (the "AHA Funds") is registered as an open-end management investment company under the Investment Company Act of 1940. The AHA Funds was incorporated on March 14, 1988 under the laws of Maryland. The AHA Funds currently offer the following series of shares: The AHA Limited Maturity Fixed Income Fund, The AHA Full Maturity Fixed Income Fund, The AHA Balanced Fund, The AHA Diversified Equity Fund, The AHA U.S. Growth Equity Fund, The AHA U.S. Government Money Market Fund and The AHA International Core Equity Fund. As of November 1, 2001, the shares of common stock of the Funds, except for the AHA U.S. Government Money Market Fund, were further divided into three classes:
Class A Shares, Class I Shares, and Institutional Servicing Class Shares. The Class I Shares and the Institutional Servicing Class Shares are currently offered to participants in the American Hospital Associate Investment Program, member hospitals of the American Hospital Associations, as well as their affiliated  organizations  and  organizations  within the  healthcare  industry, including (but not limited to) employee benefit plans, pension and profit-sharing plans and hospital insurance funds of such investors. Class A Shares are offered through broker/dealers and financial institutions who hold such shares for the benefit of their customers, and to professionals and organizations engaged in the healthcare industry, including (but not limited to) employee benefit plans, pension and profit-sharing plans and hospital insurance funds of such organizations. Each of the classes is distinguished by differences in the minimum investment criteria, as well as the distribution (12b-1) fees incurred by each class. The minimum investment criteria and 12b-1 fee ratios for each class are listed below:


Class                           Minimum Investment      Distribution (12b-1) Fee

Class A Shares                     $1,000                     0.25%

Class I Shares                     $100,000                   0.00%

Institutional Servicing
Class Shares                       $500,000                   0.25%